Exhibit 99.2

UTStarcom Holdings Corp. Second Quarter 2013 Results NASDAQ: UTSI August 2013 Mr. William Wong, CEO Mr. Robert Pu, CFO 1

Disclosure & Forward Looking Statements This investor presentation contains forward-looking statements, including statements regarding the Company's expectation regarding its strategic initiatives and business outlook. Forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company, the Company’s future performance and the industries in which the Company operates as well as on the Company management's assumptions and beliefs. These forward-looking statements are only predictions and are subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, successfully operate and grow its services business, execute its business plan and manage regulatory matters, as well as the risk factors identified in the Company’s latest Annual Report on Form 20-F, and Current Reports on Form 6-K, as filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this investor presentation. The Company is in a period of significant transition and the conduct of its business is exposed to additional risks as a result. 2

3 Earnings Call Agenda Update on Operating Progress Overview of Second Quarter 2013 Results 1 2 3 Company Outlook 4 Summary of Key Highlights 5 Update on Shareholder Value Initiatives

Update on Operating Progress 4

A Summary of Operating Progress 5 Continued our transition into a provider of advanced media services. Reasserted the strength of our core broadband business. Achieved several important financial milestones.  Net sales, on a non-GAAP basis, increased 19.0%  Continued reducing operating expenses  Generated positive operating cash flow

The Three Components of Our New Strategy Develop Media Operational Support Services Offering by Creating and Building a TV over IP Services Platform 1 Build Out New Services through a Combination of Internal Development and Strategic Acquisitions 2 Design an Optimal Operating Structure to Maximize the Potential of Business Units 3 6

Implementation of Our New Strategy 7 Took several decisive steps to put the new strategy into practice.  Disposed non-core and loss making businesses.  Invested in strategic partnerships to acquire advanced media services technology. Continued to grow the broadband business with a focus on higher value-added products and services.  Launched innovations to core broadband product lines that deliver on UTStarcom’s vision of “Simple network, simple operation.”  Continued to streamline the broadband business into a producer of specialized products. As the operating results show, these changes are having a positive impact.

iTV Media and aioTV 8 iTV Media Continues to make gains with its successful commercial launch in Thailand through a strategic partnership with national telecommunications provider, TOT. The number of subscribers of iTV Media’s offering in Thailand doubled from the first quarter to nearly 60,000. Further expanded the relationship with iTV Media by extending a $15 million convertible bond to iTV Media. aioTV Its advanced media and entertainment offerings are receiving positive feedback from cable operators, particularly in the Americas. Signed a licensing agreement with a major broadcast service provider in Panama. UTStarcom will look to deploy aioTV’s suite of technology in other markets through the existing relationships with cable and broadband service providers.

Broadband Business 9 Generated relatively good profit margins. Built out product lines expanding our portfolio.  Launched extensions to our PTN product line and network management system. Demonstrated our commitment to the “simple network, simple operation” philosophy to help customers meet increasingly sophisticated needs.

Update on Shareholder Value Initiatives 10

 Completed share repurchase program in August 2013. Repurchased $15.0 million of the total authorized repurchase amount of $20.0 million under the program. This program shows our commitment to balance cash management with our policy to reward long-term shareholders. Returning Cash to Shareholders 11

Overview of Second Quarter 2013 Results 12

13 Summary Overview Non-GAAP Key Financial Highlights

Non-GAAP Total Revenue Non-GAAP total revenues for the second quarter of 2013 were $47.4 million, an increase of 19.0% from $39.9 million for the corresponding period of 2012. Non-GAAP total revenues for the six months ended June 30, 2013 were $84.1 million, an increase of 6.2% from $79.2 million for the corresponding period of 2012. US$(in millions) 14 79.2 84.1 0 10 20 30 40 50 60 70 80 90 100 6 Mons 2012 6 Mons 2013 US$(in millions )

Non-GAAP Gross Profit Non-GAAP gross profit was $9.6 million for the second quarter of 2013, compared to $12.9 million for the corresponding period of 2012. Non-GAAP gross profit was $21.2 million for the six months ended June 30, 2013, compared to $28.0 million for the corresponding period of 2012. US$(in millions) US$(in millions) 15

Non-GAAP Gross Margin Non-GAAP gross margin was 20.1% for the second quarter of 2013, compared to 32.3% for the corresponding period of 2012. Non-GAAP gross margin was 25.2% for the six months ended June 30, 2013, compared to 35.3% for the corresponding period in 2012. 16

US$ (in millions) Non-GAAP Operating Expenses US$ (in millions) 17 Non-GAAP operating expenses were $10.8 million for the second quarter of 2013, a decrease of 33.3% year-over-year, from $16.2 million for the corresponding period of 2012. Non-GAAP operating expenses were $26.2 million for the six months ended June 30, 2013, a decrease of 20.7% year-over-year, from $33.0 million for the corresponding period of 2012. 16.2 1 0.8 0 5 10 15 20 Q2 2012 Q2 2013 33.0 26.2 0 5 10 15 20 25 30 35 40 6 Mons 2012 6 Mons 2013

Non-GAAP Operating Loss US$ (in millions) 18 US$ (in millions) Non-GAAP operating loss was $1.3 million for the second quarter of 2013, a decrease of 62.3% year-over-year, from $3.3 million for the corresponding period of 2012. Non-GAAP operating loss was $5.0 million for the six months ended June 30, 2013, a decrease of 2.1% year-over-year, from $5.1 million for the corresponding period of 2012. - 3.3 - 1.3 - 6 - 4 - 2 0 2 4 6 8 Q2 2012 Q2 2013 - 5.1 - 5.0 - 6 - 4 - 2 0 2 4 6 8 6 Mons 2012 6 Mons 2013

Non-GAAP Net Loss US$ (in millions) 19 US$ (in millions) Non-GAAP net loss was $2.1 million for the second quarter of 2013, a decrease of 71.3% year-over-year, from $7.3 million for the corresponding period of 2012. Non-GAAP net loss was $7.1 million for the six months ended June 30, 2013, a decrease of 24.9% year-over-year, from $9.4 million for the corresponding period of 2012. - 7.3 - 2.1 - 8 - 6 - 4 - 2 0 2 4 6 8 Q2 2012 Q2 2013 - 9.4 - 7.1 - 10 - 8 - 6 - 4 - 2 0 2 4 6 8 10 6 Mons 2012 6 Mons 2013

 Cash balance of $124.7 million in cash, cash equivalents and short-term investment. Quarterly non-GAAP cash generated from operating activities was $2.9 million. Cash used by investing activities was approximately $14.8 million, primarily driven by $15.0 million in investments in iTV Media. Cash generated from financing activities was approximately $2.7 million. Cash Flow Analysis 20

Company Outlook 21

22 Continue to view 2013 as a year of investment and continued transition. Gross margin may experience headwinds from the Japanese Yen depreciation. Expect to achieve a degree of incremental improvement in overall financial performance compared to 2012 if Japanese Yen exchange rates remain the same as they are now and the Company continues to generate efficiencies from operations. Company Outlook Near-Term Outlook Longer-Term Outlook Expect to see higher rates of growth take hold beginning in 2014. Anticipate profit from new TV over IP services to become major contributor by 2015. Overall gross margin of new TV over IP services is expected to exceed 50% by 2015.

Summary of Key Highlights 23

24 Summary of Key Highlights

Investor Relations Contacts UTStarcom, Investor Relations Jane Zuo Tel: + 86-10-5638-3645 Email: jane.zuo@utstar.com FTI Consulting, Inc. May Shen (Beijing) Tel: +86-10-8591-1951 Email: May.Shen@fticonsulting.com Daniel DelRe (Hong Kong) Tel: +852-3768-4547 Email: Daniel.DelRe@fticonsulting.com Rob Dougherty (San Francisco) Tel: +1 415-293-4427 Email: Rob.Dougherty@fticonsulting.com 25